No Act

P.E. 2/4/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE



14005558

March 6, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-6-14

Alan F. Denenberg
Davis Polk & Wardwell LLP
alan.denenberg@davispolk.com

Re: Equinix, Inc.
Incoming letter dated February 4, 2014

Dear Mr. Denenberg:

This is in response to your letter dated February 4, 2014 concerning the shareholder proposal submitted to Equinix by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 6, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Equinix, Inc.
Incoming letter dated February 4, 2014

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes. The proposal also describes when the bylaw would, and would not, apply.

There appears to be some basis for your view that Equinix may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that the proposal does not sufficiently explain when the requested bylaw would apply. In this regard, we note that the proposal provides that preliminary voting results would not be available for solicitations made for "other purposes," but that they would be available for solicitations made for "other proper purposes." Accordingly, we will not recommend enforcement action to the Commission if Equinix omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Equinix relies.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
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DavisPolk

Alan F. Denenberg

Davis Polk & Wardwell LLP
1600 El Camino Real
Menlo Park, CA 94025

650 752 2004 tel
650 752 3604 fax
alan.denenberg@davispolk.com

February 4, 2014

Re: ***Stockholder Proposal Submitted by John Chevedden***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
via email: *shareholderproposals@sec.gov*

Ladies and Gentlemen:

On behalf of our client, Equinix, Inc. (the "**Company**"), we write to inform you of the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2014 Annual Meeting of Stockholders (collectively, the "**2014 Proxy Materials**") a stockholder proposal (the "**Proposal**") and related supporting statement received from Mr. John Chevedden (the "**Proponent**").

We hereby respectfully request that the Staff of the Division of Corporation Finance (the "**Staff**") concur in our opinion that the Company may, for the reasons set forth below, properly exclude the Proposal from the 2014 Proxy Materials. The Company has advised us as to the factual matters set forth below.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Staff via email to *shareholderproposals@sec.gov*. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent informing him of the Company's intention to exclude the Proposal from the 2014 Proxy Materials.

The Company plans to file its definitive proxy statement with the Securities and Exchange Commission (the "**SEC**") on or about April 30, 2014. Accordingly, pursuant to Rule 14a-8(j), we are submitting this letter not less than 80 days before the Company intends to file its definitive 2014 proxy statement.

Introduction

The Proposal, which is attached hereto as Exhibit A, requests that the Company's Board of Directors:

> take the steps necessary to adopt a policy that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) shareholder resolutions submitted for inclusion in the proxy pursuant to SEC Rule 14a-8.
>
> This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes.

The Company respectfully requests that the Staff concur with its view that the Proposal may be properly omitted from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3), because the Proposal is inherently vague and misleading, and Rule 14a-8(i)(7), because the Proposal concerns a matter relating to the Company's ordinary business operations.

Grounds for Omission

I. The Proposal may be omitted from the 2014 Proxy Materials under Rule 14a-8(i)(3) because it is inherently vague and misleading

Under Rule 14a-8(i)(3), a proposal may be excluded if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in the proxy materials." The Staff has consistently taken the position that a stockholder proposal is excludable under Rule 14a-8(i)(3) "if the language of the proposal or the supporting statement render the proposal so vague and indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (CF) (Sept. 15, 2004) ("**SLB 14B**"). A proposal may be considered vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991). In addition, the Staff has contemplated in Staff Legal Bulletin No. 14 (CF) (July

13, 2001) that any statement, including the "title" or a "heading," may be considered a part of a proposal if such a statement functions as an argument in support of the proposal.

The Proposal is vague and misleading because: (i) it uses key terms that are not properly defined, such that the Company would be uncertain as to its implementation and stockholders would be uncertain as to what they were voting for; (ii) its mandates are inherently conflicting; and (iii) the title and concluding statement do not accurately reflect the objective of the Proposal.

Key terms in the Proposal are not defined and may result in the Company and its stockholders having different views on the implementation of the Proposal

As noted above, the Proposal seeks a Company policy that would prevent "the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against," from being "available to management or the Board and . . . used to solicit votes" for certain types of stockholder resolutions in a way that shall not "impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or [conducting] solicitations for other proper purposes." Because numerous key terms and phrases of the Proposal—terms and phrases that go to its core meaning—are undefined or otherwise unclear in the context, the Proposal is impermissibly vague and misleading, and both stockholders being asked to vote upon the Proposal and the Company being asked to implement the Proposal would be uncertain as to what the Proposal intended.

The Staff has consistently concurred with the exclusion under Rule 14a-8(i)(3) of proposals that use terms and phrases that are vague or undefined. *See, e.g., Chiquita Brands International* (Mar. 7, 2012) (concurring in the exclusion of a proposal for failure to define or describe "SEC Rule 14a-8(b) eligibility requirements"); *AT&T Inc.* (February 16, 2010) (concurring in the exclusion of a proposal due to the vagueness of the term "grassroots lobbying communications"); *JP Morgan Chase & Co.* (Mar. 5, 2010) (same); *Boeing Co.* (Mar. 2, 2011) (concurring in the exclusion of a proposal as vague and indefinite where the proposal did not sufficiently explain the meaning of "executive pay rights"); *Bank of America Corp.* (Feb. 2, 2009) (concurring in the exclusion of a proposal defining "independent director" by reference to the standard set by the Council of Institutional Investors); and *Key Corp.* (Mar. 15, 2013) (concurring in exclusion of a proposal that referred to "rules of the New York Stock Exchange" for the definition of an independent director, but did not provide information on the substance of the definition). The Proposal suffers from numerous similar deficiencies.

*It is unclear exactly what information the Proponent seeks to keep out of the hands of management and the Board—particularly in light of the way shares are generally held and voted in the U.S., the role of Broadridge Financial Solutions, Inc. ("**Broadridge**") and the way in which Broadridge communicates stockholder-voting information to companies*

As the agent of banks and brokers, Broadridge issues voting results on their behalf based on its own schedule.[1] Without being requested to do so by companies, Broadridge provides a "client proxy" to companies or their agents that reflects "instructions received from

[1] Broadridge, Corporate Issuer Services at 25–26, available at https://materials.proxyvote.com/Approved/EPLST1/20090501/OTHER_40342/images/Broadridge_Corporate_Issuer.pdf.

beneficial shareholders and broker discretionary voting, if applicable. All share amounts are provided to Broadridge by its bank and broker clients and are reflected on the client proxy without modification by Broadridge."[2] The first report is issued 15 calendar days prior to the meeting, and then, beginning on the ninth calendar day prior the meeting, daily reports are issued up to and including the day of the meeting as long as there are additional votes to issue. Another vote will be generated the evening prior to the meeting.[3]

In providing such reports, Broadridge is not acting as an agent of the companies to which this information is being provided. Companies, in fact, receive this "client proxy" without requesting it or being involved in any way with respect to what data is shown or even the schedule of receipt. Companies may engage an independent vote-tabulation agent to assist with verifying this vote information and incorporating those votes received from registered stockholders into the vote totals. The entire process also could be complicated by the nature of voting under the U.S. proxy voting regime, as described in detail by the SEC in the "proxy plumbing" concept release. As the release notes, "[o]n occasion, vote tabulators (including transfer agents acting in that capacity) receive votes from a securities intermediary that exceed the number of shares that the securities intermediary is entitled to vote. The extent to which such votes are accepted depends on instructions from the issuer, state law, and the vote tabulator's internal policies."[4] Due to these complications in the way shares are voted and the Company's unsolicited receipt of voting results before the annual meeting, it is generally unclear as to what information the Proposal seeks to prevent management from accessing, and, specifically, the Proposal's references to a "running tally," the "outcome of votes cast by proxy," votes "for and against" and solicitations for "proper purposes" render it vague and misleading in its entirety.

The reference to "running tally" is vague and misleading

The main objective of the Proposal is to prevent the Company and its Board from having access to information regarding votes cast to use in proxy solicitations, but it is unclear as to what that information entails, particularly given how shares are actually owned and voted in the U.S. The information provided by Broadridge contains the actual votes cast by banks and brokers at a certain point in time. It does not represent a continuous record; votes frequently shift in ways that are not transparent, and not explained, to companies, such as after a proxy advisory firm has issued a recommendation or, as in recent years, when stockholders have changed votes in response to companies changing their compensation programs with respect to say-on-pay proposals. In addition to, or in lieu of, the Broadridge records, some companies receive information from their own agents that will also include the registered stockholder information, after verification by an independent vote-tabulator.

Additionally, vote tallies also do not implicate the confidentiality of stockholder information. Knowing that a certain percentage of shares has been cast for or against a certain proposal provides no information about any stockholder, including who cast the votes and the way the stockholder voted. It is unclear, therefore, what the Proposal means when it refers to "running tally."

---

[2] *Id.*

[3] *Id.*

[4] Concept Release on the U.S. Proxy System, available at http://www.sec.gov/rules/concept/2010/34-62495.pdf.

The reference to "outcome of votes cast by proxy" is unclear as to the information included

The Proposal is unclear as to what it means by "outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against." The use of "including" suggests that the Proposal seeks to address something in addition to "running tallies," but since that concept is itself ambiguous in scope, it is impossible for the reader to then determine what other information beyond the "tally" the Proposal seeks to address. Since the data provided by Broadridge, and even the additional information that might be provided by a company's own agents, is simply a reflection of where voting stands at a particular point in time and is subject to change on an ongoing basis, it does not represent "the outcome of votes case by proxy" on the applicable matters. The data provided by Broadridge in advance of the meeting may have little reflection on the eventual "outcome" prior to the final votes cast at the annual meeting for a variety of reasons. For example, many investors do not vote until the days immediately prior to the meeting. Additionally, stockholders may change their votes. For example, it is well known that the votes cast on a particular proposal prior to the issuance of a proxy advisory firm's recommendation may differ substantially from the final "outcome" of the voting on such proposal in terms of whether a proposal passes or fails, particularly if the firm recommends that stockholders vote against the proposal. In the Company's view, the "outcome of votes cast by proxy" would only be discernable from the information that the Company has on hand at or just before the date of the meeting, as that would be the only time at which the final results, or "outcome" of the voting, would be reflected. It is unlikely, however, that the stockholders voting on the Proposal would understand that to be the case.

The reference to "for and against" is unclear as how the Company should treat abstentions, broker non-votes and say-on-pay frequency votes

The Proposal seeks to prohibit management and the Board from accessing votes "for and against" any number of stockholder resolutions. The absence of any reference to abstentions marked on proxies makes unclear the parameters of the policy the Proposal seeks to implement. Perhaps it means that that the Proposal would not prevent the Company from being provided information on the number of abstentions for any proposal; or, alternatively, the Proposal may be following Staff Legal Bulletin 14 (Jul. 13, 2001) and not defining abstentions as votes "cast." It is also unclear whether the Company can receive information related to other ballot items that do not simply permit voting "for" and "against," including broker non-votes or the way votes are cast on how frequently say-on-pay proposals should be available under Rule 14a-21(b). On its face, the Proposal appears to allow the Company to have information regarding these types of votes, even if the Company may then use the information for solicitation activities, while stockholders may believe that the Proposal intends to block all voting information from view of the Company and its Board prior to the annual meeting.

The unexplained exception permitting the Company "to conduct solicitations for other proper purposes" is misleading and renders the substance of the proposal impermissibly vague

While the Proposal purports to generally restrict management's access to voting results, it also includes a broad and undefined exception for solicitations conducted for "proper purposes." The Proposal gives no indication as what would constitute a solicitation conducted for a "proper purpose," as opposed to an improper purpose. Stockholders are unlikely to know the general purposes for which the Company uses voting results and are, therefore, unlikely to know what constitutes a "proper purpose" for using these results. Additionally, the Company does not believe it uses voting information (in particular the information it receives from Broadridge over which it has no control) for improper purposes in any event, including in the conduct of solicitations.

The term "proper purpose", which appears at the end of the second paragraph, is not only vague standing alone, but its meaning is further obscured when read alongside the reference in the first paragraph that the requirement should apply to "management-sponsored or Board-sponsored resolutions seeking executive pay or for other purposes." Taken together, the Proposal prohibits the use of voting information for company resolutions "for other purposes" but then concedes information can be used for "other proper purposes." This further makes the term "proper purpose" vague and misleading.

The Proposal is impermissibly vague and indefinite because it gives different and conflicting instructions

The Proposal gives different and conflicting instructions as to the ability of the Company to conduct proxy solicitations with voting information. The resolution in the Proposal indicates that the enhanced confidential voting requirement applies to resolutions "for other purposes" and later it emphasizes that the Proposal does not intend to "impede the Company's ability . . . to conduct solicitations for other proper purposes." It would be hard to argue that a solicitation by a company after issuing a proxy statement for an annual meeting is not a request for a proxy vote. Even to encourage investors to vote to obtain the requisite quorum, which the Proposal permits, would require the Company to ask investors to cast votes. Therefore, it is not clear how any company policy can reconcile the mandate that information on voting "shall not be used to solicit votes" with the ability of management to otherwise be allowed to conduct proxy solicitations "for other proper purposes."

The exception permitting the Company to "monitor the number of votes cast for the purpose of achieving a quorum" is also inconsistent with the Proposal's objective. If the Company discovers that it has not achieved quorum, there is no way for the Company to achieve such a quorum without asking stockholders to vote, which would constitute a solicitation. Accordingly, it is impossible for the Company to adhere to the first part of the Proposal while also adhering to the statement: "Nor shall this proposal impede the Company's ability to monitor the number of votes cast for purposes of achieving a quorum . . . ."

The Proposal also contains an exception for the election of directors, even while appearing to prohibit the same by reference to company sponsored proposals that include "votes mandated under applicable stock exchange rules," which would include the election of directors.

The Staff has concurred in the exclusion of proposals under 14a-8(i)(3) where the proposal contained conflicting mandates. *See General Electric Co.* (Jan. 14, 2013) (concurring in the exclusion of a proposal requiring executives to hold all unexercised stock options for life and then return "the shares" to the company); *see also Verizon Communications Inc.* (Feb. 21, 2008) (concurring in exclusion of a proposal that included a formula for long-term compensation which may have resulted in inconsistency with another provision of the proposal). In this case, the exception that concludes the Proposal renders the entire Proposal vague because it conflicts with the Proposal's primary objective.

The Proposal is vague and misleading because the references to "confidential voting" do not accurately represent what the Proposal requests

The references in the Proposal and its supporting statement to "confidential voting" do not accurately reflect the substance of the Proposal and would be deeply misleading to stockholders.

Since the mid-1990s, "confidential voting" has been used to describe a particular set of stockholder proposals that require preserving the confidentiality of all stockholder proxies, consents and authorizations. *See* 2008 *Background Report: Confidential and Cumulative Voting*, RiskMetrics Group (now known as Institutional Shareholder Services), available at http://va.issproxy.com/resourcecenter/publications/Background_Reports/2008/CC_2008.pdf. Traditional "confidential voting" proposals are a common and well known manner of pursuing corporate governance reform. *See* Martin E. Personick, *Voting Issues: Confidential and Cumulative Voting* 4 (Investor Responsibility Research Center Corporate Governance Service) (2005). In the past, such "confidential voting" proposals have obtained high levels of stockholder support relative to many other stockholder proposals aimed at distinct corporate governance issues. *See* Stuart L. Gillan & Laura T. Starks, *Corporate Governance Proposals and Shareholder Activism: The Role of Institutional Investors*, 57 J. Fin. Econ. 275, 292 (2000) (finding that only proposals to repeal takeover defenses receive higher average support).

Instead of seeking to prevent disclosure of the way a particular stockholder casts its vote, the Proposal appears to be seeking to prevent management and the Board from receiving access to a data aggregation of the votes submitted by stockholders, the so-called "vote tallies." If it is simply a collection of votes summarized, it does not provide any information about how particular stockholders actually voted. Vote tallies do not implicate the confidentiality of stockholder information. Knowing that a certain percentage of shares have been cast for or against a certain proposal provides no information about any stockholder, nor who cast the votes, let alone which way the stockholder voted. Given the references to "confidential voting," stockholders may understandably believe they are being asked to vote on a company policy to keep their own votes private, when in fact they are being asked to vote on the adoption of a policy that will prevent management and the Board from having the ability to view voting information about votes cast.

The purpose of the Proposal is instead likely focused on whether the Company can use the data to strategically determine how to spend its resources and target solicitations, and concerns over whether that provides the Company with some kind of advantage if issues are in dispute, short of contested matters. That is an altogether different issue and the references to "confidential voting" should not hide that distinction. In fact, if maintaining stockholder confidentiality surrounding their votes is truly the objective of the Proposal, it is unclear why the policy should only apply to the Board and management and not *other stockholders*—a constituency that the Proposal plainly ignores. The Proposal does not prevent other stockholders from gaining access to the very information that it seeks to restrict from management and the Board, which could lead to an uneven playing field: the very thing that the Proposal likely seeks to prevent.

Ultimately, all of the concerns raised above with respect to the Proposal render it materially vague and misleading, such that stockholders would not know what they are being asked to vote on and the Company would not know what its stockholders intended for the Company to implement. Several of the key terms such as "running tally," "outcome of votes cast by proxy," "for and against" and "proper purposes" are sufficiently vague and indefinite as to create multiple, and sometimes conflicting, interpretations. For all the reasons stated above, the Company respectfully requests that the Staff concur in its view that the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal may be omitted from the 2014 Proxy Materials under Rule 14a-8(i)(7) because it relates to ordinary business matters

Rule 14a-8(i)(7) allows a company to omit a stockholder proposal from its proxy materials if such proposal deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at annual shareholders meetings." Exchange Act Release No. 34-40018 (May 21, 1998) (the "**1998 Release**"). The term "ordinary business" is "rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." The 1998 Release. This general policy reflects two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The 1998 Release, citing in part Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal implicates both of these considerations. Specifically, the Proposal seeks to regulate ordinary business matters because (i) it relates to stockholder relations, solicitations and the conduct of annual meetings and (ii) it attempts to micromanage the proxy solicitation process. The Proposal also does not implicate a significant policy issue.

The Proposal deals with ordinary business operations because it relates to stockholder relations, solicitations and the conduct of annual meetings

The Proposal purports to address enhanced confidential voting, but in fact relates directly to the ordinary business process of calling an annual stockholder meeting, soliciting stockholder proxies for that meeting and ensuring the smooth conduct of that meeting. By seeking to make certain information regarding proxy votes—including information that the Company neither requests nor controls receiving—unavailable to the Company during the solicitation period for annual meetings, the Proposal is seeking to restrict how the Company communicates with its stockholders in connection with the solicitation process.

The Proposal attempts to prevent access to voting information that could affect discussions that would constitute vote solicitations between management and stockholders prior to the annual meeting. In so doing, the Proposal directly interferes with communications between the Company and its stockholders during the proxy solicitation process—communications that can influence the topics to be raised at the meeting and the manner in which they are discussed.

Such conversations with stockholders prior to the meeting serve to inform the Company about the concerns of its stockholders, which may cause companies to address issues in advance to avoid dissent at the meeting or to be prepared to address questions that may be raised at the meeting. The Proposal, therefore, both interferes with communications between the Company and its stockholders during the proxy solicitation process and influences the content and manner of discussions at the annual meeting.

The Staff has concurred with the exclusion of stockholder proposals under Rule 14a-8(i)(7) when such proposals have related to stockholder relations and the conduct of annual meetings. For example, in *Commonwealth Energy Corp.* (Nov. 15, 2002), the Staff concurred in the exclusion of a proposal requesting that the company make audio or video recordings of stockholder meetings and attempting to regulate the procedures for keeping minutes and agendas of the meeting pursuant to Rule 14a-8(i)(7) on grounds that such a proposal related to stockholder relations and the conduct of annual meetings. *See also Con-way, Inc.* (Jan. 22, 2009) (concurring in exclusion of proposal under 14a-8(i)(7) requesting that future annual meetings be distributed online through webcasts on grounds that such a proposal related to stockholder relations and the conduct of annual meetings); *Exxon Mobil Corp.* (Mar. 2, 2005) (concurring in exclusion of proposal requesting that a time be set aside at each annual meeting for stockholders to ask questions from non-employee directors on grounds that such a proposal related to the conduct of annual meetings).

Additionally, the Staff has concurred with the exclusion of proposals that relate to company communications with stockholders, but fail to limit their application to non-ordinary business matters. *See Peregrine Pharmaceuticals* (Jul. 16, 2013) (concurring in the exclusion of a proposal on the basis that "[p]roposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under Rule 14a-8(i)(7)"). The Staff has repeatedly taken the view that stockholder proposals requesting policies adopting specific procedures for communicating with stockholders must contain a restriction to limit their application to non-ordinary business matters. *See Advanced Fibre Communications, Inc.* (Mar. 10, 2003) (concurring in exclusion of proposal requesting an "Office of the Board of Directors" to encourage communication between non-management directors and stockholders on grounds that it "did not limit the nature of the communications to other than ordinary business matters"); and *PeopleSoft, Inc.* (Mar. 14, 2003) (same).

The Proposal attempts to regulate communications between the Company and its stockholders without carving out stockholder communications that the Company believes are made in the ordinary course of business. The Company is in constant dialogue with its stockholders on a range of issues. Especially in the last few years, "stockholder engagement" has become a mantra and an accepted best practice denoting "good governance." Companies are encouraged to seek out and talk to their stockholders prior to the annual meeting, and the discussions are no longer limited to, and perhaps never were, the matters that are the main reasons for conducting an annual meeting. Absent concerns regarding the sharing of non-public material information, companies do not restrict stockholders as to subject matters discussed, and would be criticized for doing so, during this engagement process. Companies are aware that they must be prepared to engage on any matters of interest, whether on the annual meeting ballot or not. During the pre-annual meeting solicitation period, such communications, which often relate to the subjects to be addressed at the upcoming annual meeting, could be deemed efforts to solicit votes, which would run afoul of the policy sought by the Proposal. Additionally, given that the Company will receive the actual votes cast by banks and brokers from Broadridge in the manner described above (arguably the information that the Proposal seeks to keep away from management and the Board), certain other purely ordinary course of business communications, such as requesting that stockholders return completed proxy cards pursuant to Rule 14a-6(f), or even attempts by the Company's agent to reconcile votes in its tabulation, would arguably be prohibited by the Proposal. As a result, the Proposal fails to limit its application to non-ordinary business matters and is excludable under Rule 14a-8(i)(7).

The Proposal attempts to micromanage the proxy solicitation process

The Staff has previously taken the view that proposals that attempt to micromanage the proxy solicitation process are excludable under 14a-8(i)(7). *See General Motors Corp.* (Mar. 15, 2004) (concurring in exclusion of a proposal under 14a-8(i)(7) on grounds that the proposal's request for certain disclosure regarding its solicitation of stockholder votes related to ordinary business operations); and *FirstEnergy Corp.* (Feb. 26, 2001) (concurring in exclusion of a proposal under 14a-8(i)(7) because it requested the presentation of additional proxy solicitation expenses in reports to stockholders and, therefore, related to ordinary business operations).

The Proposal requests that the Company adopt a policy to prohibit the flow of information within the Company and prohibit certain corporate actions that are inextricably linked to other, necessary corporate actions, such as ensuring that sufficient votes have been cast to obtain a quorum. Such judgments are not the sorts of determinations that are best made, categorically, by stockholders at the annual meeting, as opposed to the Company's management as it manages, year-to-year, a complex process. As a result, the Proposal seeks to micromanage this Company's affairs in a manner proscribed by Rule 14a-8(i)(7).

The Company believes that the Proposal does not raise a significant policy issue.[5] However, even were the Proposal to relate in part to a significant policy issue, the breadth of the Proposal would impact corporate actions and communications that do not implicate significant social policies. *See Apache Corp.* (Mar. 5, 2008) (concurring in exclusion of proposal requesting management to implement equal employment opportunity policies based on specified principles where Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (Feb 10, 2000) (concurring in exclusion of proposal requesting discontinuation of an accounting technique where proposal related to both social policy issue of

[5] In the 1998 Release, the Staff stated that proposals otherwise related to ordinary business operations may not be excludable if those proposals raise issues of significant social policy that "transcend . . . day-to-day business matters and raise policy issues so significant that [the proposal] would be appropriate for a shareholder vote." The 1998 Release. These social policy proposals would not be excluded "because such issues typically fall outside the scope of management's prerogative." The 1998 Release. However, the Staff has declined to extend this exception to proposals that attempt to tackle a policy concern raised by the annual stockholder meeting process without a corresponding focus on issues that transcend the "day-to-day business matters" to which the proposals relate. For example, the Staff has consistently excluded stockholder proposals relating to the webcast of annual meetings. *See, e.g., Con-way, Inc.* (Jan. 22, 2009) (concurring in exclusion of proposal under 14a-8(i)(7) requesting that future annual meetings be distributed online through webcasts); and *Irvine Sensors Corporation* (Jan. 2, 2001) (concurring in exclusion of proposal under 14a-8(i)(7) requesting regular communications and updates with stockholders, including webcasting of annual meetings). Similarly, the Staff has excluded stockholder proposals seeking to influence the date and location of annual meetings. *See, e.g., Bank of America Corp.* (Dec. 14, 2006); *Raytheon Company* (Jan. 19, 2006); and *Verizon Communications, Inc.* (Jan. 30, 2001).

executive compensation and Staff noted it related to ordinary business matter of "choice of accounting technique"); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (concurring in exclusion of proposal seeking a report relating to social policy issue of purchasing from suppliers who use forced labor or certain other practices where Staff noted that a specific paragraph "of the description of matters to be included in the report relates to ordinary business operations"); and *Kmart Corp.* (Mar. 12, 1999) (same).

The concerns raised above demonstrate that the Proposal is related to ordinary business matters because it relates to stockholder relations, solicitations and the conduct of annual meetings and it seeks to micromanage the proxy process. For all the reasons stated above, the Company respectfully requests that the Staff concur in its view that the Proposal is excludable under Rule 14a-8(i)(7).

Conclusion

The Company believes that the Proposal may be properly excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is inherently vague and misleading such that the Company would be uncertain as to its implementation and stockholders would be uncertain as to what they were voting for. The Company also believes that the Proposal may be properly excluded pursuant to Rule 14a-8(i)(7) because issues relating to the proxy solicitation process and the Company's communications with its stockholders are within the scope of the Company's ordinary business operations.

The Company respectfully requests the Staff's concurrence with its decision to exclude the Proposal from its 2014 Proxy Materials and further requests confirmation that the Staff will not recommend enforcement action to the Commission if it so excludes the Proposal.

[*Remainder of page intentionally left blank*]

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth herein, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (650) 752-2004 or Brandi Galvin Morandi, the Company's Chief Legal Officer, General Counsel and Secretary, at (650) 513-7201, if we may be of any further assistance in this matter.

Very truly yours,



Alan F. Denenberg

Enclosures

cc: John Chevedden

Brandi Galvin Morandi
Equinix, Inc.

EXHIBIT A

JOHN CHEVEDDEN

Mr. Peter F. Van Camp
Chairman of the Board
Equinix, Inc. (EQIX)
One Lagoon Drive, Fourth Floor
Redwood City, California 94065
Phone: 650 598-6000
FX: 650 513-6900

Rule 14a-8 Proposal

Dear Mr. Van Camp,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to

Sincerely,



John Chevedden



Date

cc: Brandi Galvin Morandi <bgalvin@equinix.com>
Corporate Secretary
Jason Starr <jstarr@equinix.com>
Investor Relations
PH: 650-513-7402
Maggie Blumenfeld <mblumenfeld@equinix.com>

[EQIX: Rule 14a-8 Proposal, December 11, 2013]

4* – Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on uncontested matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. This enhanced confidential voting requirement should apply to 1) management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under applicable stock exchange rules; 2) proposals required by law, or the Company's Bylaws, to be put before shareholders for a vote (e.g., say-on-pay votes); and 3) Rule 14a-8 shareholder resolutions included in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede our Company's ability to monitor the number of votes cast to achieve a quorum, or to conduct solicitations for other proper purposes.

Management is able to monitor voting results and take steps to influence the outcome on matters where they have a direct personal stake such as such as ratification of stock options. As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern self-serving stock options or other bonus plans) are overwhelmingly more likely to win a vote by a very small amount than lose by a very small amount to a degree that cannot occur by chance."

This proposal should also be more favorably evaluated due to our Company's clearly improvable corporate governance performance as reported in 2013:

GMI Ratings, an independent investment research firm, was concerned about our executive pay – $10 million for Stephen Smith and shareholders faced a potential 22% stock dilution. Equinix can give long-term incentive pay to Mr. Smith for below-median performance. Unvested equity pay would not lapse upon CEO termination. GMI said there were forensic accounting ratios related to revenue recognition that had extreme values either relative to industry peers or to the company's own history.

GMI rated our board D. Christopher Paisley, on our audit committee, was negatively flagged due to his director duties at Brocade Communications Systems when it was delisted due to a violation of exchange regulations. Mr. Paisley received 10% in negative votes and was potentially over-burdened with director duties at 5 companies. Peter Van Camp, our Chairman, received our highest negative votes.

Other limits on shareholder rights at Equinix included:

- Our board's unilateral ability to amend company bylaws without shareholder approval
- Lack of fair price provisions to help insure that all shareholders are treated fairly
- Limits on the right of shareholders to convene a special or emergency meeting
- The absence of cumulative voting rights

Returning to the core topic of this proposal from the context of our clearly improvable corporate performance, please vote to protect shareholder value:

Confidential Voting – Proposal 4*

Notes:
John Chevedden, [redacted] sponsored this proposal.

Please note that the title of the proposal is part of the proposal.
If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

*Number to be assigned by the company.
Asterisk to be removed for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
The stock supporting this proposal is intended to be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email [redacted]



SPINNAKER TRUST

Post-it® Fax Note 7671	Date 12-13-13	# of pages ▸
To Brandi Galvin Morandi	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone	
Fax # 650-598-6900	Fax #	

December 13, 2013

John Chevedden

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 40 shares of Equinix, Inc., (EQIX) CUSIP #29444U502 and have held them continuously since at least September 1, 2012.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust (DTC#2669) as master custodian for Spinnaker Trust.

Sincerely,

Karen C. Lowell

Karen C. Lowell
Chief Operating Officer

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com



December 13, 2013

John Chevedden

RE: Equinix, Inc., (EQIX) CUSIP #29444U502
Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of December 13, 2013, Spinnaker Trust held 40 shares of Equinix, Inc., (EQIX) CUSIP #29444U502.

The above account has continuously held at least 40 shares of EQIX common stock since at least September 1, 2012.

Sincerely,



Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114